Mail Stop 4561

April 27, 2007

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, Texas 78728

> **Re: Xplore Technologies Corp.**
> **Amendment No. 4 to Form S-4**
> **Filed on April 17, 2007**
> **File No. 333-138675**

Dear Mr. Rapisand:

We have reviewed your amendment to Form S-4 and have the following comments.

Business

Sales, page 53

1. We note your response to comment 3 in the Staff's letter dated April 5, 2007 indicating that the selective list of customers identified in the prospectus are those customers "who purchased a significant amount of the Company's products in the past or who are well recognized in the industry." Please tell us what percentage of the company's revenues was generated by each of the named customers and whether each customer is a current customer of the company. Selectively identifying customers on the basis of name recognition alone is inappropriate to the extent that the customer is not a material customer of the company. Please advise or revise.

Executive Compensation, page 78

2. Please be advised that we are continuing to examine your executive compensation disclosure. We may have further comments as a result of our continued review.

Changes in and Disagreements with Accountants in Accounting and Financial Disclosure under Canadian GAAP, page 76

3. We note your response to comment 4 in the Staff's letter dated April 5, 2007 and your request to not include an updated Exhibit 16 letter in your next amendment. Pursuant to Item 304 of Regulation S-K, a registrant shall provide the former accountant with a copy of the disclosures it is making in response to Item 304(a) and the registrant shall request the former accountant to furnish the registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the registrant. Considering the Company revised its Item 304 disclosures after Deloitte & Touche provided their Exhibit 16 letter, the Company must provide D&T with a copy of the revised disclosures and D&T should update their Exhibit 16 letter accordingly. Please revise to include an updated Exhibit 16 letter in your next amendment.

Interim Financial Statements

Note 6 – Share Capital, page F-8

4. We note your response to prior comment 7 in the Staff's letter dated April 5, 2007 and your revised disclosures in Note 6 where you state that the Series A and Series B convertible preferred shares have an embedded beneficial conversion feature "since their conversion price is variable based on the future event of a subsequent round of financing at a price lower than the original conversion price of $0.34." The beneficial conversion feature recognized, however, was due to the fact that the Series A and Series B convertible preferred shares had a conversion price that was in-the-money at the date of issuance and was not the result of a contingent future event. If the terms of the contingent conversion option result in an additional beneficial conversion feature, such amount will not be recognized until the triggering event occurs. See Issue 7 of EITF 00-27. Please revise your disclosures to clearly explain that the current beneficial conversion feature is the result of an in-the-money conversion option at the date of commitment.

Audited Financial Statements

Note 9 – Debentures, page F-26

5. We note that the December 17, 2004 debentures also have a conversion feature which permits the holder to convert the principal amount of each debenture into common shares of the Company at a conversion price of $0.44 per share. We further note that the December 17, 2004 issuance included the issuance of warrants to purchase 9.1 million shares of the Company's common stock at $0.55 per share, which you valued at $945. Tell us how you considered EITF 00-27 in determining whether this issuance included a beneficial conversion feature.

Please provide your calculations of relative fair values of the debentures and warrants and accordingly your calculations of the beneficial conversion feature, if any, based on the effective conversion price. Also, include the fair value of the Company's common stock at December 17, 2004 as quoted on the Toronto Stock Exchange and the exchange rate to convert to US dollars used in your calculations.

You may contact Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 895- 2900
Jonathan J. Russo, Esq.
Thelen Reid Millstein Felder & Steiner LLP